First Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three Months ended March 31, 2014

CANARC RESOURCE CORP.

(the “Company”)

First Quarter Report

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three months ended March 31, 2014, the audited consolidated financial statements for the years ended December 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory information, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) based upon the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of May 6, 2014 unless otherwise indicated.

1.1	Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

1.2	Overall Performance

The Company currently owns a direct interest in the precious metal property, known as the New Polaris property (British Columbia) and the Windfall Hills properties (British Columbia).

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

In 2007, the Company retained Moose Mountain Technical Services (“Moose Mountain”) and Giroux Consultants Limited to update resource estimates for the New Polaris gold project. Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Resource Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The New Polaris Resource Report is available at www.sedar.com.

Based upon the New Polaris Resource Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

Canarc Resource Corp.	Page 2

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

* ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists. The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals. For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred. A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database. On this basis, a total of 10 gold assays were capped at 63 g/t.

In April 2011, the Company completed an updated NI 43-101 preliminary economic assessment report by Moose Mountain for the New Polaris gold project (the “New Polaris Preliminary Economic Report”). The New Polaris Preliminary Economic Report is available at www.sedar.com.

The preliminary economic assessment is based upon building and operating a 600 tonne per day gold mine, averaging 72,000 ounces gold per year. The updated parameters in the base case economic model includes a gold price of US$1,200 per oz, CAD$/US$ foreign exchange rate of 1.00, cash costs of US$481 per oz, and a cut-off grade 7 grams per tonne. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$129.8 million using a discount rate of 5%, an after-tax internal rate of return of 31.4%, and a pay-back period of 2.5 years. Given its conceptual nature, there is no certainty that the preliminary economic assessment will be realized.

The base case mine model in the New Polaris Preliminary Economic Report is summarized below (stated in Canadian dollars):

Scheduled Resources	1,056,000 tonnes measured and indicated grading 11.7 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year
Canarc Resource Corp.	Page 3

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Mine life	10 years

The base case financial parameters are (in Canadian dollars):
Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CA$ 1.00
Capital Cost	$101.1 million
Cash Cost	US$ 481 per oz (excluding offsites)

	Pre-Tax	After-Tax
Cash Flow (LoM)	$280.8 million	$188.1 million
Net Present Value (NPV)
NPV (5%)	$197.2 million	$129.8 million
NPV (8%)	$160.0 million	$103.7 million
NPV (10%)	$139.3 million	$ 89.0 million

	Pre-Tax	After Tax
Internal Rate of Return	38.1%	31.4%
Payback Period	2.41 years	2.51 years

The net present values are life of mine net cash flows shown at various discount rates. The internal rates of return assume 100% equity financing. Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	Cash Flow	NPV @ 5%	NPV @ 8%
	CAD$ (000)s	CAD$ (000)s	CAD$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

Canarc Resource Corp.	Page 4

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold project cannot yet be considered to have proven economic viability. However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

The Company had initiated its efforts on the application for an underground development and exploration program at the New Polaris project in 2011 and early 2012, which ceased due to the lack of cash resources.

In July 2012 the Company significantly reduced the estimated cost of the proposed work program to complete a feasibility study for commercial development of the New Polaris project from CAD$26 million to approximately CAD$9 million. The Company previously planned a CAD$26 million work program which included underground mine development in order to complete a feasibility study for the project. Under the revised program, the underground mine development work will be deferred to the post-feasibility mine development program. Instead, the Company plans to carry out an additional 15,000 meters of infill core drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility. About CAD$4 million of the CAD$9 million revised cost is related to drilling and the balance is related to permitting and engineering. The proposed work program to complete a feasibility study is subject to securing a partner for the project and/or financing.

In late September 2012, the Company granted Canford Capital Inc. (“Canford”) a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. The Company was to be the manager of the project during the option period. Pursuant to an agreement to form a Strategic Mine Acquisition Partnership (“SMAP”) dated February 1, 2013, the Company granted Canford a further 60-day period of exclusivity on the date on which the Company closed an acquisition opportunity subject to the execution of a formal SMAP agreement on or before March 1, 2013. However, in March 2013, no formal SMAP agreement was executed, and Canford had not been able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project. The Company continues to pursue alternative sources of financing and joint venture partner for the New Polaris project.

Canarc Resource Corp.	Page 5

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Tay-LP property (Yukon, Canada)

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period, which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period. In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year. If the Company did not proceed with the second stage, then a joint venture would be formed. The Company was to pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement was subject to net smelter returns (“NSR”) totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property was put into commercial production, the Company was to pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the property option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

In October 2012, the Company amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

Cash payments of CAD$25,000 in property option obligation and CAD$25,000 in advance NSR royalty were paid in December 2012.

The Company decided not to proceed with any further expenditure on the Tay LP property which was written off in 2013.

Windfall Hills property (British Columbia, Canada)

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. (“Atna”) whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Property option payments of $25,000 were paid in 2013 (2012 - $75,000). In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, the Company entered into a property option agreement with a vendor whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canarc Resource Corp.	Page 6

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

The Company completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry.

Letter of Intent with Pan American Goldfields Ltd.

In February 2014, the Company signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American (the “Transaction”).

The main asset of Pan American is its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV (“MRT”), is in pilot production at its gold-silver mine at La Cieneguita whereby Pan American receives 35% of net cash flow from production. Subject to due diligence, the Company and Pan American were of the view that the mine can potentially be modernized and expanded in phases to become a core asset of the combined company.

The structure of the proposed Transaction was subject to review and consultation by the parties; however, the LOI anticipated that the Company would acquire all of the outstanding common shares of Pan American (the "Shares") and that the shareholders of Pan American would receive 0.82 (the “Exchange Ratio”) of a common share of the Company and 0.25 of a warrant of the Company (each whole warrant being a “Warrant”) for each Share held. The proposed Exchange Ratio implied a 25% premium to the volume weighted average price of the Shares over the last 20 trading days and accounted for the USD to CAD currency conversion. Each Warrant would be exercisable to purchase one common share of the Company at an exercise price equal to CAD$0.15 for a period of 3 years.

Pan American had granted the Company a 130 day period of exclusivity (the “Exclusivity Period”) to complete its due diligence and negotiate a definitive agreement with respect to the Transaction. The LOI would terminate on June 30, 2014 unless terminated earlier by either party as a result of its due diligence.

Pursuant to the terms of the LOI, the Company had agreed to pay US$100,000 (the “Funds”) to Pan American, following TSX approval. Pan American had agreed to repay the Funds to the Company in the event that (a) the Company terminated the LOI or determined not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminated the LOI or determined not to proceed with the Transaction for any reason.

The Company planned to use commercially reasonable efforts to raise up to US$1.8 million in working capital financing pursuant to a private placement, subject to regulatory approval. In the event that the private placement was completed, the parties had agreed to negotiate an interim loan facility (the “Loan”). Under the Loan, the Company would lend Pan American up to a total of US$250,000 prior to closing of the Transaction.

Following the completion of the Transaction, Pan American would have the right to nominate two persons to the board of directors of the combined company. The remainder of the board would be nominees of the Company.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

The Transaction was subject to the parties negotiating and entering into a definitive agreement by June 30, 2014. Entering into a definitive agreement with respect to the Transaction was subject to, among other things: (a) each party being satisfied in its sole discretion as to the results of its due diligence review, and (b) approval of the board of directors of each party. The definitive agreement would include customary provisions and deal protections, including receipt of all necessary consents and approvals, including all required stock exchange and shareholder approvals.

In May 2014, as a result of its due diligence, the Company terminated the LOI with Pan American. The Company remains committed to pursue opportunities in acquiring a precious metal mine production asset.

Other Matters

In November 2013, the TSX had advised the Company that the TSX is reviewing the eligibility for continued listing on the TSX of the securities of the Company pursuant to Part VII of the Toronto Stock Exchange Company Manual. The Company is being reviewed under the Remedial Review Process and has been granted 120 days to comply with all requirements for continued listing. Specifically the Company needs to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. If the Company cannot demonstrate that it satisfies all TSX requirements on or before March 10, 2014, the Company’s securities would be delisted 30 days from such date. In February 2014, the Company had provided a submission to the TSX regarding budgeted exploration expenditures of CAD$350,000 for its Windfall Hills property and in January 2014 closed a non-brokered private placement for CAD$900,000. In March 2014, the TSX had extended its review of the eligibility of the common shares of the Company for continued listing for a period of 30 days. In April 2014, the TSX extended its review by another 30 days which was then extended by 60 days in May 2014.

In fiscal 2013, the Company received demand loans of US$126,000, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

In January 2014, Mr. Catalin Chiloflischi replaced Mr. Bradford Cooke as Chief Executive Officer of the Company, but Mr. Cooke remains Chairman and a Director of the Company. Also Mr. James Moors retired as Vice-President of Exploration. In April 2014, Mr. Gregg Wilson retired as Vice-President of Investor Relations.

On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 was paid for the private placement.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid $66,170 in cash and issued 661,718 in warrants as finders’ fees. On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid $6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders fee warrants have the same terms as the underlying warrants in the unit private placement.

1.3 Selected Annual Information

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Years ended December 31,
(in $000s except per share amounts)	2013	2012	2011

Total revenues	$ -	$ -	$ -

Loss before discontinued operations and extraordinary items:
(i) Total	$ (1,377)	$ (1,206)	$ (1,209)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.01)

Net loss:
(i) Total	$ (1,377)	$ (1,206)	$ (1,209)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.01)

Total assets	$ 12,488	$ 13,983	$ 13,277
Total long-term liabilities	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -

1.4	Results of Operations

First Quarter of Fiscal 2014 – Three months ended March 31, 2014 compared with March 31, 2013

The Company incurred a net loss of $471,000 for the three months ended March 31, 2014 which is higher than the net loss of $229,000 for the same period in fiscal 2013, with commensurately higher operating losses in the current period. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses continue to be incurred for ongoing activities of the Company in seeking an appropriate joint venture partner for the New Polaris property and in pursuing mining projects of merit.

Corporate development expenses were lower in the first quarter of 2014 than the same quarter in 2013. The Company performed preliminary due diligence work on the main asset of Pan American which is its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. This resulted in the signing of a letter of intent which anticipated that the Company would acquire all of the outstanding common shares of Pan American. The equity financings in the latter half of fiscal 2012 allowed some discretionary funds for the Company to actively assess projects of merit in early 2013. The impetus was also pre-empted by a strategic mine acquisition partnership which intensified the Company’s efforts to identify acquisition opportunities which were to be debt financed but such arrangement ceased in March 2013. Corporate development expenses were negligible in the remaining quarters of 2013.

Remuneration for employees was higher in the current quarter relative to the prior quarter in 2013. The employment of a full time senior officer along with severance settlements for two senior officers contributed to higher employee remuneration. Such employment contributed to the Company’s ability to close on two private placements totalling CAD$2.86 million and to execute a letter of intent for a mining project.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

General and administrative expenses were higher in first quarter of fiscal 2014 than in the same quarter in fiscal 2013. The principle factor was legal services rendered to the Company in relation to the letter of intent for the La Cieneguita mine project, TSX delisting review, appointment of a new officer, severance settlements with two officers, and corporate finance issues relating to its working capital. In 2013, legal services were mainly for the strategic mine acquisition partnership. Office and sundry and rent reflect the ongoing expenditures for ancillary office support facilities in which the former was higher in the current quarter due to increased level of corporate activity related to property due diligence and equity financings. Regulatory fees were comparable for both quarters. In 2013, the Company had reduced discretionary expenses due to limited cash resources.

Shareholder relations activities were more heightened in 2014 than in 2013 for shareholder communications and marketing services principally in Europe to attract a greater breadth of investor base, to promote new interest in the Company’s mineral properties, and to create greater awareness of its letter of intent with Pan American for the La Cieneguita mine project. Such activities provided the catalyst for the Company to close on equity financings of CAD$2.86 million with a geographically diverse group of overseas shareholders.

Share-based payments were higher in the current quarter than in the prior comparable quarter. The Company granted 500,000 stock options in January 2014 which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. No stock options were granted in the prior comparable quarter in 2013. The forfeiture of stock options in January 2014 due to the retirement of a senior officer reduced share-based payments. Also the 1,460,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017 will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at March 31, 2014. No probable likelihood of a material transaction was attributed to these June 2012 stock option grants, and therefore no share-based payments were recognized.

Interest income is realized from the Company’s premium investment savings account which is cashable at any time.

Interest expense was higher in 2013 from the greater demand loans and for the estimated flow through indemnity obligation from ineligible Canadian exploration expenditures for flow-through purposes; the latter was derecognized at the end of fiscal 2013 as the Company determined that it was improbable that any further cash outlays would be required. Demand loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

Fluctuations in in foreign exchange of the US$ relative to the CAD$ had nominal impact on the Company’s net loss.

As at March 31, 2014, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

	British Columbia (Canada)		Yukon (Canada)
($000s)	New Polaris	Windfall Hills	Tay-LP	Total

Acquisition Costs:

Balance, December 31, 2012	$ 3,905	$ 210	$ 174	$ 4,289
Additions	-	212	-	212
Foreign currency translation adjustment	(13)	(14)	(11)	(38)
Write-off	-	-	(163)	(163)
Balance, December 31, 2013	3,892	408	-	4,300
Additions	-	23	-	23
Foreign currency translation adjustment	(7)	(16)	-	(23)
Balance, March 31, 2014	$ 3,885	$ 415	$ -	$ 4,300

Deferred Exploration Expenditures:

Balance, December 31, 2012	$ 8,643	$ 117	$ 495	$ 9,255
Additions	17	(18)	10	9
Foreign currency translation adjustment	(722)	(7)	(32)	(761)
Write-off	-	-	(473)	(473)
Balance, December 31, 2013	7,938	92	-	8,030
Additions (recoveries), net of recoveries	(1)	-	-	(1)
Foreign currency translation adjustment	(396)	(4)	-	(400)
Balance, March 31, 2014	$ 7,541	$ 88	$ -	$ 7,629

Mineral property interests:
Balance, December 31, 2013	$ 11,830	$ 500	$ -	$ 12,330
Balance, March 31, 2014	11,426	503	-	11,929

1.5	Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, March 31, 2014. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

(in $000s except	2014	2013				2012
per share amounts)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Loss before
discontinued operations and
extraordinary items:
(i) Total	$ (471)	$ (765)	$ (250)	$ (133)	$ (229)	$ (356)	$ (348)	$ (281)
(ii) Basic per share	$ -	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -
(iii) Fully diluted
per share	$ -	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -

Net loss:
(i) Total	$ (471)	$ (765)	$ (250)	$ (133)	$ (229)	$ (356)	$ (348)	$ (281)
(ii) Basic per share	$ -	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -
(iii) Fully diluted
per share	$ -	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -

Total assets	$ 13,529	$ 12,488	$ 13,686	$ 13,459	$ 13,689	$ 13,983	$ 14,790	$ 13,293
Total long-term liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

The write-off of the Tay LP project in November 2013 contributed to the proportionately higher net loss in the fourth quarter of fiscal 2013. The write-off was partially offset by the derecognition of certain payables and the derecognition of the provision for flow-through obligations in the fourth quarter of fiscal 2013.

1.6	Liquidity

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

	March 31,	December 31,
($000s)	2014	2013

Cash	$ 1,269	$ 50
Working capital (deficiency)	384	(921)

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

In fiscal 2013, the Company received demand loans of $126,000 from certain directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Items 1.2 and 1.15.2 provide further details.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million. Items 1.2 and 1.15.2 provide further details.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at March 31, 2014. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7	Capital Resources

At March 31, 2014, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Number of
Shares

New Polaris:
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In February 2014, the Company signed a LOI with Pan American with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American, subject to, among other things, due diligence and regulatory and shareholder approvals. The LOI anticipated that the Company would acquire all of the outstanding common shares of Pan American and that the shareholders of Pan American would receive 0.82 of a common share of the Company and 0.25 of a warrant of the Company for each Pan American share held. Each whole warrant would be

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

exercisable to purchase one common share of the Company at an exercise price equal to CAD$0.15 for a period of 3 years. Pursuant to the terms of the LOI, the Company had agreed to pay US$100,000 to Pan American, following TSX approval. Pan American had agreed to repay the Funds to the Company in the event that (a) the Company terminated the LOI or determined not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminated the LOI or determined not to proceed with the Transaction for any reason. The parties had agreed to negotiate an interim loan facility whereby the Company would lend Pan American up to a total of US$250,000 prior to closing of the Transaction. In May 2014, as a result of its due diligence, the Company terminated the LOI with Pan American. Item 1.2 provides further details.

The Company will continue to rely upon equity financing as its principal source of financing its projects and for working capital.

1.8	Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire on April 30, 2015.

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9	Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2014 and 2013:

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

			Net balance receivable (payable)
($000s)	Three months ended March 31,		March 31,	December 31,
	2014	2013	2014	2013

Key management compensation:
Executive salaries, severance and remuneration (1)	$ 270	$ 110	$ (369)	$ (222)
Directors fees	5	8	(198)	(201)
Share-based payments	16	5	-	-
	$ 291	$ 123	$ (567)	$ (423)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 35	$ 27	$ (175)	$ (158)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (3)	$ (44)	$ 2	$ (204)	$ (108)

O

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013 after such date any further allocations would be excluded from the disclosure.

Amounts which are incurred to related parties are in the normal course of business. The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis. Any balances due to related parties are payable on demand.

1.10	First Quarter

Items 1.2, 1.4, 1.5, 1.6 and 1.7 provide further details for the first quarter of fiscal 2014.

1.11	Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12	Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast significant doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

In 2013, the Company determined that it was improbable that the provision for flow-through indemnification which was related to ineligible exploration expenditures for flow through purposes would result in cash outlays, and therefore the Company derecognized the obligation.

1.13 Changes in Accounting Policies including Initial Adoption

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f) of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2014.

The new accounting standards which were applicable to the interim reporting periods beginning on or after January 1, 2014 have no material impact to the Company’s unaudited condensed consolidated interim financial statements.

1.14 Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-	cash as financial assets at fair value through profit or loss (“FVTPL”),
-	marketable securities and long term investments as available-for-sale (“AFS”) financial assets,
-	receivables as loans and receivables,
-	royalties receivable as loans and receivables,
-	accounts payable and accrued liabilities and notes payables as other financial liabilities, and
-	derivative liability for warrants as derivative financial liabilities.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Company’s investment in the shares of Aztec Metals Corp., and the fair value cannot be reliably determined. Therefore they are recorded at cost in 2012 and written down to a nominal value of CAD$100 in 2013 due to the lack of liquidity in the stock. All gains and losses are included in operations in the period in which they arise.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures and goods and services and harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2014.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)             Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its unaudited condensed consolidated interim financial statements are stated in U.S. dollars.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

At March 31, 2014, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

($000s)	Held in Canadian dollars

Cash	$ 459
Accounts payable and accrued liabilities	(1,109)

Net assets (liabilities)	$ (650)

Based upon the above net exposure as at March 31, 2014 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $65,000 in cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)            Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

At March 31, 2014, the Company had an investment of $306,900 in a premium investment savings account which earns interest of 1.10% and which are redeemable at any time.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2014 and audited consolidated financial statements for the years ended December 31, 2013 and December 31, 2012.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

1.15.2	Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the three months ended March 31, 2014 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2013	114,818,195	$ 60,178
Issued:
Private placement, net of share issue costs	28,618,110	1,592
Balance at March 31, 2014	143,436,305	$ 61,770

On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 was paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid $66,170 in cash and issued 661,718 in warrants as finders’ fees. On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid $6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders fee warrants have the same terms as the underlying warrants in the unit private placement.

At May 6, 2014, there were 152,436,305 common shares issued and outstanding.

At March 31, 2014, the Company had outstanding stock options to purchase an aggregate 7,675,000 common shares as follows:

	2014
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	8,325,000	$0.11
Granted	500,000	$0.05
Forfeited	(275,000)	$0.13
Expired	(875,000)	$0.11
Outstanding balance, end of period	7,675,000	$0.11

Exercise price range (CAD$)	$0.05 - $0.145

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

At March 31, 2014, 7,675,000 stock options are outstanding of which 5,015,000 stock options are exercisable.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

At May 6, 2014, stock options for 7,615,000 common shares remain outstanding of which 5,015,000 stock options are exercisable.

At March 31, 2014, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	March 31, 2014

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

$0.15 /	until January 11, 2015	600,000	-	-	-	600,000
$0.20	expiry January 11, 2016 (4)

$0.15 /	until January 18, 2015	1,000,000	-	-	-	1,000,000
$0.20	expiry January 18, 2016 (5)

$0.10	January 31, 2016	-	9,000,000	-	-	9,000,000

$0.15	March 18, 2017	-	5,309,055	-	-	5,309,055

$0.15	March 18, 2017 (6)	-	661,718	-	-	661,718

		18,304,000	14,970,773	-	-	33,274,773

(1)	These warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.
Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

(3)	These warrants are subject to an accelerated expiry whereby if after April 20, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(4)	These warrants are subject to an accelerated expiry whereby if after May 12, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(5)	These warrants are subject to an accelerated expiry whereby if after May 19, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(6)	As these warrants are agent’s warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%.

On January 31, 2014, the Company closed a private placement for 18 million units, resulting in 9 million warrants being issued. Each warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Items 1.2 and 1.15.2 provide further details.

On March 18, 2014, the Company closed the first tranche of a private placement for 10.6 million units, resulting in 5.31 million warrants being issued plus 661,718 in warrants as finders’s fees. Each warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share until March 18, 2017. On April 3, 2014, the Company closed the second and final tranche of a private placement for 9 million units, resulting in 4.5 million warrants being issued plus 60,725 in warrants as finders’s fees. Each warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share until April 3, 2017. Items 1.2 and 1.15.2 provide further details.

At May 6, 2014 warrants for 37,835,498 common shares remain outstanding.

1.16	Outlook

The Company will continue to depend upon equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the 2014 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s mineral property interests can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties have been located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company’s property and related contracts may be denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At March 31, 2014, the Company had 143,436,305 common shares and 7,675,000 outstanding share purchase options and 33,274,773 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At March 31, 2014, securities that could be dilutive represented approximately 28.5% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the March 31, 2014 closing market price of CAD$0.10 for the Company’s shares, which accordingly could result in dilution to existing shareholders.

1.18 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Based on its evaluation, management has concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at March 31, 2014, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the unaudited condensed consolidated interim financial statements. On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which is not expected to have a material impact on the Company’s disclosure controls and procedures and internal controls over financial reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2014

(expressed in United States dollars

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed. In December 2007, the Company hired a consultant to design and implement internal controls over financial reporting.

Management concluded that the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2014 fairly present the Company’s financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.

Canarc Resource Corp.	Page 26